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                               July 29, 2021

       Victor Haddock
       Chief Financial Officer
       TRIPLE-S MANAGEMENT CORP
       1441 F.D. Roosevelt Avenue
       San Juan, Puerto Rico 00920

                                                        Re: TRIPLE-S MANAGEMENT
CORP
                                                            Form 10-K for
fiscal year December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-33865

       Dear Mr. Haddock:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year December 31, 2020

       Notes to Consolidated Financial Statements
       Note 11. Claim Liabilities and Claim Adjustment Expenses, page 38

   1. We note that the Managed Care segment's claims incurred related to prior period insured events as presented in
the table on page 38 do not appear to reconcile to the amount presented in the table
on page 41. Please tell us, and revise your future filings to clarify, why there are
differences.
 Victor Haddock
FirstName
TRIPLE-S LastNameVictor
           MANAGEMENTHaddock
                         CORP
Comapany
July       NameTRIPLE-S MANAGEMENT CORP
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Cara Lubit,
Staff Accountant at 202-551-5909 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance